Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

Our common stock is the only class of our securities that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”), each of which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

General

NSTS Bancorp, Inc. is authorized to issue 10,000,000 shares of common stock, par value of $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2024, there are 5,601,859 shares of our common stock issued and 5,249,826 shares outstanding. NSTS Bancorp, Inc. has not issued shares of preferred stock. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the shares of common stock are duly authorized, fully paid and nonassessable.

The shares of common stock represent non-withdrawable capital, are not an account of an insurable type, and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. NSTS Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if NSTS Bancorp, Inc.’s assets are less than the amount necessary to satisfy the requirement set forth above, NSTS Bancorp, Inc. may pay dividends from: its net earnings for the fiscal year in which the distribution is made; and its net earnings for the preceding fiscal year. The payment of dividends by NSTS Bancorp, Inc. is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce NSTS Bancorp, Inc.’s net assets below the then-adjusted balance of its liquidation account. The holders of common stock of NSTS Bancorp, Inc. are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If NSTS Bancorp, Inc. issues shares of preferred stock, the holders thereof may have priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of NSTS Bancorp, Inc. have exclusive voting rights in NSTS Bancorp, Inc. They elect NSTS Bancorp, Inc.’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and do not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of NSTS Bancorp, Inc.’s common stock, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If NSTS Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 75% of our outstanding voting stock as described in our Certificate of Incorporation.

As a federally-chartered stock savings association, corporate powers and control of North Shore Trust and Savings are vested in its board of directors, who elect the officers of North Shore Trust and Savings and who fill any vacancies on the board of directors. Voting rights of North Shore Trust and Savings are vested exclusively in the owners of the shares of capital stock of North Shore Trust and Savings, which is NSTS Bancorp, Inc., and voted at the direction of NSTS Bancorp, Inc.’s board of directors. Consequently, the holders of the common stock of NSTS Bancorp, Inc. do not have direct control of North Shore Trust and Savings.

Liquidation. In the event of any liquidation, dissolution or winding up of North Shore Trust and Savings, NSTS Bancorp, Inc., as the holder of 100% of North Shore Trust and Savings’ capital stock, would be entitled to receive all assets of North Shore Trust and Savings available for distribution, after payment or provision for payment of all debts and liabilities of North Shore Trust and Savings, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to eligible account holders and supplemental eligible account holders. In the event of liquidation, dissolution or winding up of NSTS Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account to all eligible account holders and supplemental eligible account holders), all of the assets of NSTS Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of a liquidation or dissolution.

Preemptive Rights. Holders of the common stock of NSTS Bancorp, Inc. are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of NSTS Bancorp, Inc.’s authorized preferred stock are issued. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “NSTS”.

Transfer Agent

The transfer agent and registrar for our common stock is Pacific Stock Transfer.